Alestra, S. de R. L. de C. V.	Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (Expressed in millions of Mexican Pesos in purchasing power as of March 31, 2003)

	For the years ended December 31					For the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Loss before provision for asset tax	Ps. (3,027)	Ps. (476)	Ps. (568)	Ps. (672)	Ps. (1,423)	Ps. (135)	Ps. (365)

Amortization of capitalized interest	6	6	6	6	6	2	2

Loss before provision for asset tax as adjusted	(3,021)	(470)	(562)	(666)	(1,417)	(133)	(363)

Fixed charges: Interest expense	469	924	813	805	829	193	224
Rental expense representative of interest	20	20	19	18	22	5	6

Total fixed charges	489	944	832	823	851	198	198

Total adjusted earnings available for payment of fixed charges (1)	(2,532)	474	270	157	(566)	(65)	(165)

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges, after taking into account adjustments to accord with US GAAP (1)(3)	(2,365)	603	379	253	(470)	81	(138)

Ratio of earnings to fixed charges with adjustments to accord with US GAAP (1)	—	—	—	—	—

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before provisions for income tax and employees’ profit sharing plus fixed charges (without duplication of capitalized interest). Fixed charges consist of interest expense (expensed of capitalized), plus the estimated interest portion of rent expense (estimated to be one-third of rents expensed or capitalized).

(2)	Due to Alestra’s losses, the ratio coverage in all the periods presented was less than 1.1. Alestrra must generate additional earnings of Ps. 3,021, Ps. 470, Ps. 562, Ps. 666, Ps. 1,417, Ps. 133 and Ps. 363 for the years ended December 31 1998, 1999, 2000, 2001, 2002 and the three months ended March 31, 2002 and 2003, respectively.

(3)	For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, earnings as determined under US GAAP were insufficient to cover fixed charges by approximately Ps. 2,854, Ps. 341, Ps. 453, Ps. 570, Ps. 1,321, Ps. 117 and Ps. 336 for the years ended December 31 1998, 1999, 2000, 2001, 2002 and the three months ended March 31, 2002 and 2003, respectively.